DBS

13 February 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

Dear Sirs

FINANCIAL RESULTS FOR THE FOURTH QUARTER ENDED 31 DECEMBER 2008 (UNAUDITED) AND FOR THE YEAR 2008 (AUDITED)

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the fourth quarter/full year of 2008.

Yours sincerely

Linda Hoon
Group Secretary
6878 5311

enc.

LH/et

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2009\12 Feb 09\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg. No. 199901152M

DBS

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report audited financial results for the year ended 31 December 2008.

For the fourth quarter of 2008, the Directors have recommended a final one-tier tax exempt dividend of 14 cents for each DBSH ordinary share. Details of the proposed dividends in respect of the financial year ended 31 December are as follows (historical comparisons have been adjusted for the one-for-two rights issue):

In $ millions	2008	2007
DBSH Non-voting Convertible Preference Share ("CPS")		
Adjusted interim one-tier tax exempt dividend* of 25.5 cents (2007: 25.5 cents less 18% tax)	(a)	(a)
DBSH Non-voting redeemable CPS		
Adjusted interim one-tier tax exempt dividend* of 25.5 cents (2007: 25.5 cents less 18% tax)	20	16
DBSH Ordinary share		
Adjusted interim one-tier tax exempt dividend* of 51 cents (2007: 51 cents less 18% tax)	911	746
Final one-tier tax exempt dividend of 14 cents (2007: Adjusted final one-tier tax exempt dividend of 17 cents)	319	304
	1,230	1,050

* Interim dividends were paid to entitled shareholders during the year

(a) Amounts under $500,000

The 2008 final one-tier tax exempt dividend will be payable on 29 April 2009, subject to shareholders' approval at the Annual General Meeting to be held on 8 April 2009. The DBSH shares will be quoted ex-dividend on 14 April 2009. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 17 April 2009. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 16 April 2009 will be registered to determine shareholders' entitlement to the 2008 final one-tier tax exempt dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the 2008 final one-tier tax exempt dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Linda Hoon
Group Secretary

13 February 2009
Singapore

More information on the above announcement is available at www.dbs.com/investor

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd (the "Company") and its subsidiaries (the "Group") set out on pages 1 to 59, which comprise the balance sheets of the Company and of the Group as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act (Cap. 50) (the "Act") and Singapore Financial Reporting Standards. This responsibility includes:

(a) devising and maintaining a system of internal accounting control sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;

(b) selecting and applying appropriate accounting policies; and

(c) making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in

respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.

Other Matters

The consolidated financial statements for the year ended 31 December 2007 were reported on by auditors other than PricewaterhouseCoopers LLP. The auditor's report dated 14 February 2008 issued by the predecessor auditors on the consolidated financial statements for the financial year ended 31 December 2007 was unqualified.

PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants

12 February 2009

DBS

Performance Summary

Financial Results for the Fourth Quarter ended 31 December 2008 (Unaudited) and For the Year 2008 (Audited)

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd (DBSH) prepares its consolidated DBSH Group (Group) financial statements in accordance with Singapore Financial Reporting Standard (FRS), as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2007, with the exception of the adoption of new or revised FRS and Interpretations to FRS (INT FRS).

On 1 January 2008, the Group adopted the new or revised INT FRS, which are issued by the Accounting Standard Council (ASC), that are relevant for the Group.

- INT FRS 111: FRS 102 – Group and Treasury Share Transactions
- INT FRS 114: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Arising from the amendments by the International Accounting Standards Board (IASB) in October 2008 to FRS 39 Financial Instruments: Recognition and Measurement and FRS 107 Financial Instruments: Disclosures – Reclassification of Financial Assets, the Group reclassified some financial assets from the "Held for Trading" (HFT) category to the "Available for Sale" (AFS) category. The effects of these reclassifications have been disclosed in the Group's Third Quarter 2008 results.

In Fourth Quarter 2008, the Group has also completed a review process which resulted in the reclassification of certain financial assets from the AFS category to the "Loans & Receivables" (L&R) category.

Additional disclosures on the reclassifications are available on page 28.

	4th Qtr 2008	4th Qtr 2007 1/	% chg	3rd Qtr 2008	% chg	Year 2008	Year 2007 1/	% chg
Selected income statement items ($m)								
Net interest income	1,115	1,059	5	1,071	4	4,301	4,108	5
Net fee and commission income	263	379	(31)	316	(17)	1,274	1,462	(13)
Other non-interest income	93	95	(2)	11	>100	456	593	(23)
Total income	1,471	1,533	(4)	1,398	5	6,031	6,163	(2)
Expenses	689	648	6	578	19	2,610	2,618	-
Profit before allowances	782	885	(12)	820	(5)	3,421	3,545	(3)
Allowances for credit and other losses	269	182	48	319	(16)	784	431	82
Profit before tax	523	735	(29)	522	-	2,712	3,224	(16)
Net profit	383	558	(31)	402	(5)	2,056	2,487	(17)
One-time items 2/	(88)	(67)	(31)	(23)	(>100)	(127)	(209)	39
Net profit including one-time items	295	491	(40)	379	(22)	1,929	2,278	(15)
Selected balance sheet items ($m)								
Customer loans 3/	126,481	108,433	17	127,541	(1)	126,481	108,433	17
Interbank assets 4/	22,159	24,170	(8)	29,592	(25)	22,159	24,170	(8)
Total assets	256,718	232,963	10	260,241	(1)	256,718	232,963	10
Customer deposits 5/	169,858	152,944	11	166,448	2	169,858	152,944	11
Total liabilities	232,715	209,805	11	235,908	(1)	232,715	209,805	11
Shareholders' funds	19,819	20,481	(3)	20,141	(2)	19,819	20,481	(3)
Key financial ratios (%) (excluding one-time items) 6/								
Net interest margin	2.04	2.11		1.99		2.04	2.17	
Non-interest/total income	24.2	30.9		23.4		28.7	33.3	
Cost/income ratio	46.8	42.3		41.3		43.3	42.5	
Return on assets	0.59	0.96		0.63		0.84	1.15	
Return on equity 7/	7.64	10.88		7.93		10.12	12.66	
Loan/deposit ratio	74.5	70.7		76.6		74.5	70.7	
NPL ratio	1.5	1.1		1.3		1.5	1.1	
Specific allowances (loans)/average loans (bp)	69	6		34		35	9	
Tier 1 capital adequacy ratio	10.1	8.9		9.7		10.1	8.9	
Total capital adequacy ratio	14.0	13.4		13.4		14.0	13.4	

	4th Qtr 2008	4th Qtr 2007	3rd Qtr 2008	Year 2008	Year 2007
Per share data ($)					
Per basic share					
– earnings excluding one-time items and goodwill charges	1.00	1.47	1.05	1.35	1.64
– earnings	0.94	1.42	1.03	1.26	1.50
– net book value 7/	12.75	13.20	12.95	12.75	13.20
Per diluted share					
– earnings excluding one-time items and goodwill charges	0.97	1.41	1.01	1.30	1.57
– earnings	0.91	1.37	1.00	1.22	1.44
– net book value 7/	12.48	12.93	12.69	12.48	12.93
Post-rights per share data ($) 8/					
Per basic share					
– earnings excluding one-time items and goodwill charges	0.85	1.25	0.89	1.14	1.39
– earnings	0.80	1.21	0.88	1.07	1.27
– net book value 7/	10.25	10.55	10.38	10.25	10.55
Per diluted share					
– earnings excluding one-time items and goodwill charges	0.82	1.20	0.86	1.10	1.34
– earnings	0.78	1.16	0.85	1.04	1.22
– net book value 7/	10.14	10.44	10.28	10.14	10.44

Notes:
1/ Figures have been reclassified to make them consistent with current period's presentation
2/ One-time items include restructuring costs, impairment charges for Thai investment, gains on sale of office buildings in Hong Kong and allowance write-back for a Singapore property
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net book value and return on equity
8/ Adjusted for shares arising from the right issue in January 2009 (Refer to the Section on Subsequent Events on Page 21)
NM Not Meaningful

Fourth-quarter net profit of $383 million was 31% below a year ago and 5% lower than the previous quarter.

Net interest income increased 4% from the previous quarter despite softer economic conditions and a lower interest rate environment. Net fee income fell 17% as wealth management and loan syndication revenues slowed, while trading results remained weak. Partly compensating were higher gains from the sale of financial investments.

Offsetting a 5% increase in revenues was a 19% rise in expenses compared to the previous quarter. The increase in expenses was primarily due to a write-back of bonus accruals in the third quarter. Fourth-quarter expenses also included a $29 million write-off on a technology project. The cost-income ratio rose from 41% in the previous quarter to 47%. To improve cost efficiency, an organisation restructuring was implemented during the quarter, with savings from a reduced headcount expected from first quarter 2009.

Allowances fell 16% from the previous quarter to $269 million as no charges were taken for CDO investments, for which general allowances of $129 million were taken in the previous quarter. However, specific allowances for loans rose to 69 basis points from 34 basis points in the previous quarter as higher charges were made for SME loans in Hong Kong and China as well as private banking loans. NPLs remained low at 1.5% due to the Group's tight underwriting standards over the years.

Total cumulative allowances amounted to 114% of non-performing assets from 123% in the previous quarter.

Return on assets was 0.59% compared to 0.63% in the previous quarter and 0.96% a year ago. Return on equity fell to 7.6% from 7.9% in the prior quarter and 10.9% a year ago.

One-time items in the fourth quarter comprised a $45 million charge for the organisation restructuring, a $47 million impairment charge for the bank's investment in TMB Bank and a $4 million gain from the sale of Hong Kong properties. Including these charges, net profit for the fourth quarter would be $295 million.

For the full year, net profit excluding one-time items declined 17% to $2.06 billion, as higher interest income underpinned by customer business expansion was offset by a decline in markets-related income and higher loss allowances. Return on assets decreased from 1.15% to 0.84%, and return on equity from 12.7% to 10.1%.

QUARTERLY BREAKDOWN

($m)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Net interest income					
2007	974	1,027	1,048	1,059	4,108
2008	1,057	1,058	1,071	1,115	4,301
% chg	9	3	2	5	5
Non interest income					
2007	568	524	489	474	2,055
2008	506	541	327	356	1,730
% chg	(11)	3	(33)	(25)	(16)
Total income					
2007	1,542	1,551	1,537	1,533	6,163
2008	1,563	1,599	1,398	1,471	6,031
% chg	1	3	(9)	(4)	(2)
Expenses					
2007	658	660	652	648	2,618
2008	656	687	578	689	2,610
% chg	-	4	(11)	6	-
Allowances for credit and other losses					
2007	105	64	80	182	431
2008	140	56	319	269	784
% chg	33	(13)	>100	48	82
Profit before tax					
2007	805	852	832	735	3,224
2008	790	877	522	523	2,712
% chg	(2)	3	37	(29)	(16)
Net profit					
2007	617	664	648	558	2,487
2008	603	668	359	383	2,056
% chg	(2)	1	(45)	(31)	(17)
Add: One-time items [1/]					
2007	-	(104)	(38)	(67)	(209)
2008	-	(16)	(23)	(88)	(127)
% chg	-	85	39	(31)	39
Net profit including one-time items and goodwill charges					
2007	617	560	610	491	2,278
2008	603	652	379	295	1,929
% chg	(2)	16	(38)	(40)	(15)

Note:
1/ One-time items include restructuring costs, impairment charges for Thai investment, gains on sale of office buildings in Hong Kong and allowance write-back for a Singapore property

Quarterly revenues strengthened in the first half of the year before weakening in the second half as dislocations in global financial markets intensified. Net interest income was progressively higher through the year, but the increases were unable to offset declines in market-related non-interest income.

The percentage change in quarterly expenses from the year-ago period was in line with the change in income for the first three quarters. Full-year expenses were little changed from the previous year.

Quarterly specific allowances were higher than the year-ago period as credit conditions weakened. General allowances were taken except in the second quarter.

NET INTEREST INCOME

Average balance sheet	4th Qtr 2008 Average balance ($m)	4th Qtr 2008 Interest ($m)	4th Qtr 2008 Average rate (%)	4th Qtr 2007 Average balance ($m)	4th Qtr 2007 Interest ($m)	4th Qtr 2007 Average rate (%)	3rd Qtr 2008 Average balance ($m)	3rd Qtr 2008 Interest ($m)	3rd Qtr 2008 Average rate (%)
Interest-bearing assets									
Customer loans	128,582	1,335	4.13	105,474	1,430	5.38	122,205	1,254	4.08
Interbank assets	38,675	164	1.69	39,260	312	3.16	41,233	243	2.35
Securities	49,801	517	4.13	53,984	609	4.48	50,841	528	4.13
Total	217,058	2,016	3.69	198,718	2,351	4.69	214,279	2,025	3.76
Interest-bearing liabilities									
Customer deposits	170,719	654	1.52	147,861	801	2.15	162,150	582	1.43
Other borrowings	34,228	247	2.87	42,725	491	4.56	40,429	372	3.66
Total	204,947	901	1.75	190,586	1,292	2.69	202,579	954	1.87
Net interest income/margin [1/]		1,115	2.04		1,059	2.11		1,071	1.99

Average balance sheet	Year 2008 Average balance ($m)	Year 2008 Interest ($m)	Year 2008 Average rate (%)	Year 2007 Average balance ($m)	Year 2007 Interest ($m)	Year 2007 Average rate (%)
Interest-bearing assets						
Customer loans	118,614	5,051	4.25	97,423	5,405	5.55
Interbank assets	39,818	926	2.32	37,596	1,261	3.35
Securities	52,028	2,145	4.11	53,996	2,424	4.49
Total	210,460	8,122	3.86	189,015	9,090	4.81
Interest-bearing liabilities						
Customer deposits	161,379	2,395	1.48	141,232	3,079	2.18
Other borrowings	38,486	1,426	3.70	38,864	1,903	4.90
Total	199,865	3,821	1.91	180,096	4,982	2.77
Net interest income/margin [1/]		4,301	2.04		4,108	2.17

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income for the fourth quarter was $1.12 billion, up 4% from the previous quarter mainly due to an increase in average loan volumes, which rose 5%.

Net interest margin rose five basis points to 2.04%. Wider credit spreads on corporate and SME loans, a better asset mix resulting from a higher proportion of customer loans as well as lower funding costs on time deposits and other borrowings had a positive impact, but it was partially offset by a larger proportion of higher-yielding foreign currency deposits and lower prevailing yields on interbank assets.

For the full year, net interest income rose 5% to $4.30 billion from higher asset volumes. Net interest margin narrowed from 2.17% to 2.04% in a falling rate environment, which reduced loan yields more than funding costs due to the Group's relatively stable-cost deposit base. Returns on surplus funds also declined with lower interbank rates.

Volume and rate analysis ($m) Increase/(decrease) due to change in	4th Qtr 2008 versus 4th Qtr 2007			4th Qtr 2008 versus 3rd Qtr 2008		
	Volume	Rate	Net change	Volume	Rate	Net change
Interest income						
Customer loans	313	(407)	(94)	66	16	82
Interbank assets	(5)	(144)	(149)	(15)	(64)	(79)
Securities	(47)	(45)	(92)	(11)	(1)	(12)
Total	261	(596)	(335)	40	(49)	(9)
Interest expense						
Customer deposits	124	(271)	(147)	31	41	72
Other borrowings	(103)	(141)	(244)	(61)	(64)	(125)
Total	21	(412)	(391)	(30)	(23)	(53)
Net impact on interest income	240	(184)	56	70	(26)	44
Due to change in number of days			-			-
Net Interest Income			56			44

Volume and rate analysis ($m) Increase/(decrease) due to change in	Year 2008 versus Year 2007		
	Volume	Rate	Net change
Interest income			
Customer loans	1,176	(1,544)	(368)
Interbank assets	74	(412)	(338)
Securities	(88)	(196)	(284)
Total	1,162	(2,152)	(990)
Interest expense			
Customer deposits	439	(1,129)	(690)
Other borrowings	(38)	(444)	(482)
Total	401	(1,573)	(1,172)
Net impact on interest income	761	(579)	182
Due to change in number of days			11
Net Interest Income			193

NET FEE AND COMMISSION INCOME

($m)	4th Qtr 2008	4th Qtr 2007	% chg	3rd Qtr 2008	% chg	Year 2008	Year 2007	% chg
Stockbroking	32	67	(52)	31	3	152	250	(39)
Investment banking	16	36	(56)	20	(20)	90	171	(47)
Trade and remittances	56	56	-	61	(8)	225	206	9
Loan related	50	53	(6)	77	(35)	299	232	29
Guarantees	11	10	10	13	(15)	49	36	36
Deposit related	21	17	24	19	11	81	78	4
Credit card	36	35	3	38	(5)	143	132	8
Fund management	5	11	(55)	4	25	32	43	(26)
Wealth management	17	70	(76)	35	(51)	137	249	(45)
Others	19	24	(21)	18	6	66	65	2
Total	263	379	(31)	316	(17)	1,274	1,462	(13)

Net fee and commission income fell 17% from the previous quarter to $263 million. The decrease was led by slower loan syndication and wealth management activities.

Stockbroking commissions were stable from the previous quarter, but remained low compared to a year ago due to weak stock market turnover. Investment banking and fund management fees also declined from a year ago due to subdued markets.

Fees from trade and remittances, deposit related and credit card activities were relatively resilient against both comparative periods despite declines in trade volumes and general economic activities in the Group's principal markets.

For the full year, net fee income declined 13%. A record performance in loan related activities as well as improvements in trade and remittances and cards were more than offset by weak capital market activities.

OTHER NON-INTEREST INCOME

($m)	4th Qtr 2008	4th Qtr 2007	% chg	3rd Qtr 2008	% chg	Year 2008	Year 2007	% chg
Net trading (loss)/income	144	(25)	NM	(281)	NM	(187)	180	NM
From trading businesses	135	(26)	NM	(303)	NM	(232)	196	NM
From other businesses	9	1	>100	22	(59)	45	(16)	NM
Net income/(loss) from financial instruments designated at fair value	(169)	4	NM	268	NM	210	(86)	NM
Net income on financial investments	104	104	-	3	>100	367	450	(18)
Net gain on fixed assets 1/	-	-	-	2	NM	5	6	(17)
Others (include rental income)	14	12	17	19	(26)	61	43	42
Total	93	95	(2)	11	>100	456	593	(23)

Notes:
1/ Exclude one-time items
NM Not Meaningful

Other non-interest income rose from $11 million in the previous quarter to $93 million, boosted by gains from the disposal of investment securities.

Trading activities (including financial instruments designated at fair value) registered a net loss of $25 million this quarter as gains from interest rate and foreign exchange activities were more than offset by losses in credit positions.

For the full year, other non-interest income declined 23% from 2007 on lower trading and investment gains. While trading income from interest rate and foreign exchange activities remained strong, losses were incurred on credit activities while equity activities recorded lower gains. Trading income for the year also included an $86 million loss related to the unwinding of a conduit in the first quarter.

EXPENSES

($m)	4th Qtr 2008	4th Qtr 2007	% chg	3rd Qtr 2008	% chg	Year 2008	Year 2007	% chg
Staff [1/]	346	323	7	188	84	1,256	1,384	(9)
Occupancy	68	59	15	66	3	253	216	17
Computerisation	126	99	27	115	10	452	428	6
Revenue-related	35	37	(5)	38	(8)	147	135	9
Others	114	130	(12)	171	(33)	502	455	10
Total	689	648	6	578	19	2,610	2,618	-
Staff headcount at period-end	14,683	14,523	1	15,591	(6)	14,683	14,523	1
Included in the above table were:								
Depreciation of properties and other fixed assets	36	32	13	42	(14)	149	126	18
Director's fees	1	1	-	1	-	3	2	50
Audit fees payable	2	2	-	1	100	6	6	-

Note:
1/ Exclude one-time items

Expenses rose 19% from the previous quarter to $689 million, while the cost-income ratio rose from 41% to 47%.

Staff costs increased 84% from the previous quarter due to a write-back of bonus accruals in the third quarter.

Headcount was reduced by 6% following an organisation restructuring during the quarter, with most of the cuts in Singapore and Hong Kong and in senior positions. Part of the cost savings from the streamlined workforce are expected to be re-invested into emerging markets and technology improvements.

Non-staff expenses in the fourth quarter included a $29 million write-off on a technology project. In comparison, third-quarter expenses included a $70 million charge for compensation to certain structured investment customers.

Full-year expenses were unchanged from the previous year. Costs increased in non-wage components as the Group invested for regional expansion. End-period headcount was little changed while staff costs were 9% below a year ago due to lower bonus accruals.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	4th Qtr 2008	4th Qtr 2007	% chg	3rd Qtr 2008	% chg	Year 2008	Year 2007	% chg
General allowances (GP)	46	66	(30)	129	(64)	234	202	16
Specific allowances (SP) for loans	224	16	>100	106	>100	419	92	>100
Singapore	67	(5)	NM	31	>100	130	(22)	NM
Hong Kong	111	15	>100	58	91	221	69	>100
Other countries	46	6	>100	17	>100	68	45	51
Specific allowances (SP) for securities, properties and other assets [1/]	(1)	100	NM	84	NM	131	137	(4)
Total	269	182	48	319	(16)	784	431	82

Note.
1/ Exclude one-time items
NM Not Meaningful

Total allowances declined 16% from the previous quarter to $269 million as specific allowances for investment securities and general allowances fell.

Specific allowances for loans rose from $106 million to $224 million, led by SME loans in Hong Kong and China as well as private banking loans in Singapore and Hong Kong.

General allowances decreased from $129 million in the previous quarter to $46 million. While the amount taken in the previous quarter was for the non-ABS CDO investment portfolio, the charges in the fourth quarter were for loans and commitments.

For the full year, total allowances of $784 million were taken, 82% higher than a year ago, reflecting the uncertain economic outlook for Singapore and the region. Most of the increase was attributable to higher specific allowances for private banking and SME loans. Total allowances for CDOs through the income statement fell from $243 million in 2007 to $189 million, with a decline in specific allowances from $150 million to $48 million partially offset by a rise in general allowances from $93 million to $141 million.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
Selected income items						
4th Qtr 2008 [1/]						
Net interest income	243	482	309	177	(96)	1,115
Non-interest income	125	200	(159)	98	92	356
Expenses	258	164	65	(3)	205	689
Allowances for credit and other losses	12	145	14	4	94	269
Profit before tax	98	373	71	274	(293)	523
3rd Qtr 2008 [1/]						
Net interest income	269	421	262	177	(58)	1,071
Non-interest income	152	232	(40)	(40)	23	327
Expenses	353	203	132	12	(122)	578
Allowances for credit and other losses	14	166	26	201	(88)	319
Profit before tax	54	284	66	(76)	194	522
4th Qtr 2007 [1/]						
Net interest income	418	420	276	98	(153)	1,059
Non-interest income	187	135	25	12	115	474
Expenses	289	231	155	5	(32)	648
Allowances for credit and other losses	4	69	-	194	(85)	182
Profit before tax	312	255	148	(89)	109	735
Year 2008 [1/]						
Net interest income	1,130	1,707	1,190	648	(374)	4,301
Non-interest income	611	974	(159)	44	260	1,730
Expenses	1,142	758	483	30	197	2,610
Allowances for credit and other losses	42	427	64	223	28	784
Profit before tax	557	1,496	486	439	(266)	2,712
Year 2007 [1/]						
Net interest income	1,718	1,528	946	349	(433)	4,108
Non-interest income	688	947	78	16	326	2,055
Expenses	1,091	796	516	31	184	2,618
Allowances for credit and other losses	23	312	5	262	(171)	431
Profit before tax	1,292	1,367	516	72	(23)	3,224
Selected balance sheet and other items						
31 Dec 2008						
Total assets before goodwill	36,004	96,586	86,760	26,344	5,177	250,871
Total liabilities	95,537	60,390	48,930	1,496	26,362	232,715
Capital expenditure for 4th Qtr 2008	32	7	3	-	12	54
Depreciation for 4th Qtr 2008	6	3	2	-	25	36
30 Sept 2008						
Total assets before goodwill	35,575	97,229	88,389	28,336	4,865	254,394
Total liabilities	90,899	59,988	56,088	1,890	27,043	235,908
Capital expenditure for 3rd Qtr 2008	9	8	11	-	39	67
Depreciation for 3rd Qtr 2008	10	2	3	-	27	42

Note:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
31 Dec 2007						
Total assets before goodwill	32,148	79,307	83,816	27,930	3,920	227,121
Total liabilities	83,171	52,044	47,039	1,458	26,093	209,805
Capital expenditure for 4th Qtr 2007	27	4	4	-	42	77
Depreciation for 4th Qtr 2007	6	3	3	-	20	32

Consumer Banking's (CBG) net interest income fell from the previous quarter and a year ago as increased loan and deposit volumes were more than offset by a decline in deposit spreads in Singapore. Non-interest income was lower than both comparative periods due to lower wealth management product sales in Singapore and Hong Kong. Expenses were lower than the previous quarter which included a $70 million charge for compensation to certain structured investment customers. Allowances were little changed from the previous quarter as credit quality of consumer loans remained healthy.

The Institutional Banking Group (IBG) was formed in October 2008 with the merger of Enterprise Banking and Corporate and Investment Banking. IBG's net interest income was higher than both comparative periods from higher loan volumes and interest spreads. Non-interest income declined from the previous quarter due to lower fee-based activities and sales of treasury products. Expenses fell as a result of reduced staff and support costs. Total allowances were lower than the previous quarter as higher specific allowances for SMEs in Hong Kong and China were offset by charges in the previous quarter for non-loan assets.

Global Financial Markets' (GFM) net interest income rose from both comparative periods. Non-interest income recorded a loss due to wider credit spreads. Expenses were lower due to lower staff costs.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as its investments. Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
4th Qtr 2008 [1/]						
Net interest income	743	221	71	44	36	1,115
Non-interest income	93	114	55	59	35	356
Expenses	368	205	65	34	17	689
Allowances for credit and other losses	101	112	40	13	3	269
Profit before tax	373	18	21	60	51	523
3rd Qtr 2008 [1/]						
Net interest income	696	213	86	41	35	1,071
Non-interest income	188	109	7	21	2	327
Expenses	286	170	65	42	15	578
Allowances for credit and other losses	214	62	18	17	8	319
Profit before tax	394	90	13	11	14	522
4th Qtr 2007 [1/]						
Net interest income	706	251	35	44	23	1,059
Non-interest income	260	156	26	18	14	474
Expenses	371	189	30	41	17	648
Allowances for credit and other losses	112	27	13	22	8	182
Profit before tax	486	191	24	22	12	735
Year 2008 [1/]						
Net interest income	2,869	873	264	164	131	4,301
Non-interest income	803	538	115	195	79	1,730
Expenses	1,467	723	203	154	63	2,610
Allowances for credit and other losses	423	233	72	35	21	784
Profit before tax	1,803	455	118	210	126	2,712
Year 2007 [1/]						
Net interest income	2,719	1,064	100	151	74	4,108
Non-interest income	1,223	554	106	118	54	2,055
Expenses	1,611	698	109	141	59	2,618
Allowances for credit and other losses	186	96	40	77	32	431
Profit before tax	2,155	824	70	138	37	3,224
Total assets before goodwill						
31 Dec 2008	170,132	44,119	16,563	9,889	10,168	250,871
30 Sept 2008	165,603	48,782	16,717	10,502	12,790	254,394
31 Dec 2007	149,299	47,199	10,905	8,199	11,519	227,121

Note:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items

Singapore

Compared to both the previous quarter and a year ago, net interest income was higher as loans and deposits in Singapore expanded. Non-interest income was lower due to a decline in capital market activities.

Expenses were higher than the previous quarter due to a rise in wage costs, but were little changed compared to a year ago. Allowances were lower than the previous quarter and a year ago which had included charges for CDO investments.

Hong Kong

The fourth quarter's results incorporate a depreciation of the Singapore dollar against the Hong Kong dollar of 2% from a year ago and a depreciation of 6% from the previous quarter.

Net interest income rose from the previous quarter as the impact of favourable currency movement and higher loan spreads offset declines in the rates earned on interbank assets and securities. It was below a year ago due to lower margins. Non-interest income was higher than the previous quarter due to gains from the sale of investment securities, but lower than a year ago on lower sales of wealth management products and capital market activities.

Both staff and operating costs were higher than the previous quarter and a year ago, while the increase in allowances from both comparative periods was due to higher specific allowances for SME and Private Banking loans.

CUSTOMER LOANS [1/]

($m)	31 Dec 2008	30 Sept 2008	31 Dec 2007
Gross	128,365	129,255	109,774
Less:			
Specific allowances	868	711	436
General allowances	1,016	1,003	905
Net total	126,481	127,541	108,433
By business unit			
Consumer Banking	34,758	34,111	31,213
Institutional Banking	87,415	88,100	71,274
Others	6,192	7,044	7,287
Total (Gross)	128,365	129,255	109,774
By geography			
Singapore	74,377	72,622	62,019
Hong Kong	32,085	33,405	29,141
Rest of Greater China	9,683	10,123	6,371
South and South-east Asia	5,557	5,915	4,737
Rest of the world	6,663	7,190	7,506
Total (Gross)	128,365	129,255	109,774
By industry			
Manufacturing	15,958	17,108	14,469
Building and construction	17,931	17,445	13,004
Housing loans	29,375	28,843	26,306
General commerce	13,075	12,588	10,042
Transportation, storage & communications	12,457	12,878	11,169
Financial institutions, investment & holding companies	14,490	14,695	13,919
Professionals & private individuals (except housing loans)	10,478	10,685	9,758
Others	14,601	15,013	11,107
Total (Gross)	128,365	129,255	109,774
By currency and fixed/variable pricing			
Singapore dollar	53,527	51,387	42,675
Fixed rates	15,795	14,958	10,597
Floating or adjustable rates	37,732	36,429	32,078
Hong Kong dollar	29,347	29,900	26,012
Fixed rates	664	694	614
Floating or adjustable rates	28,683	29,206	25,398
US dollar	28,123	29,428	25,595
Fixed rates	1,736	2,054	1,595
Floating or adjustable rates	26,387	27,374	24,000
Others	17,368	18,540	15,492
Fixed rates	2,695	3,247	2,858
Floating or adjustable rates	14,673	15,293	12,634
Total (Gross)	128,365	129,255	109,774

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Gross customer loans fell 1% from the previous quarter as non-Singapore dollar corporate loans declined. This was partially offset by a broad-based increase in Singapore-dollar mortgage, corporate and SME loans.

For the year, loan growth was broad-based across industries, business segments and geography. The strongest growth was in Singapore-dollar loans, where the Group increased its market share from 18% at end-2007 to 20%.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Dec 2008						
Consumer Banking	290	76	347	0.8	146	311
Institutional Banking	1,467	684	867	1.7	106	169
Others	201	160	(198)	3.3	(19)	(23)
Total non-performing loans (NPL)	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets (NPA)	2,392	1,208	1,524	-	114	176
30 Sept 2008						
Consumer Banking	309	107	340	0.9	145	297
Institutional Banking	1,179	562	876	1.3	122	208
Others	199	118	(160)	2.8	(21)	(38)
Total non-performing loans (NPL)	1,687	787	1,056	1.3	109	193
Debt securities	285	252	290	-	190	216
Contingent liabilities	82	7	137	-	176	2,171
Total non-performing assets (NPA)	2,054	1,046	1,483	-	123	209
31 Dec 2007						
Consumer Banking	238	65	312	0.8	158	368
Institutional Banking	868	392	709	1.2	127	245
Others	62	34	(41)	0.9	(10)	(13)
Total non-performing loans (NPL)	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets (NPA)	1,442	652	1,292	-	135	245

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Dec 2008						
Singapore	678	271	316	1.0	87	151
Hong Kong	587	313	343	1.7	112	176
Rest of Greater China	457	241	117	4.3	78	128
South and South-east Asia	133	59	159	1.2	164	171
Rest of the World	103	36	81	1.3	114	252
Total non-performing loans	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets	2,392	1,208	1,524	-	114	176
30 Sept 2008						
Singapore	531	235	338	0.8	108	213
Hong Kong	467	223	330	1.4	119	212
Rest of Greater China	437	226	124	3.8	80	139
South and South-east Asia	110	56	145	1.1	182	194
Rest of the World	142	47	119	1.2	117	242
Total non-performing loans	1,687	787	1,056	1.3	109	193
Debt securities	285	252	290	-	190	216
Contingent liabilities	82	7	137	-	176	2,171
Total non-performing assets	2,054	1,046	1,483	-	123	209
31 Dec 2007						
Singapore	533	237	414	1.0	122	244
Hong Kong	418	174	284	1.5	109	190
Rest of Greater China	80	28	87	1.0	144	463
South and South-east Asia	71	41	116	0.9	221	281
Rest of the World	66	11	79	0.5	137	849
Total non-performing loans	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets	1,442	652	1,292	-	135	245

By industry ($m)	31 Dec 2008 NPA	31 Dec 2008 SP	30 Sept 2008 NPA	30 Sept 2008 SP	31 Dec 2007 NPA	31 Dec 2007 SP
Manufacturing	720	351	485	246	336	160
Building and construction	96	30	92	28	69	19
Housing loans	193	43	190	46	152	35
General commerce	381	187	331	175	286	143
Transportation, storage & communications	24	6	13	7	21	5
Financial institutions, investment & holding companies	145	66	191	78	54	8
Professionals & private individuals (except housing loans)	223	129	206	108	126	55
Others	176	108	179	99	124	66
Total non-performing loans	1,958	920	1,687	787	1,168	491
Debt securities	277	236	285	252	160	152
Contingent liabilities & others	157	52	82	7	114	9
Total non-performing assets	2,392	1,208	2,054	1,046	1,442	652

By loan classification ($m)	31 Dec 2008 NPA	31 Dec 2008 SP	30 Sept 2008 NPA	30 Sept 2008 SP	31 Dec 2007 NPA	31 Dec 2007 SP
Non-performing assets						
Substandard	1,328	213	1,141	201	845	73
Doubtful	800	730	644	575	338	320
Loss	264	265	269	270	259	259
Total	2,392	1,208	2,054	1,046	1,442	652
Restructured assets						
Substandard	213	46	246	72	168	27
Doubtful	57	49	29	27	25	23
Loss	49	46	53	53	38	38
Total	319	141	328	152	231	88

By collateral type ($m)	31 Dec 2008 NPA	30 Sept 2008 NPA	31 Dec 2007 NPA
Unsecured non-performing assets	1,554	1,211	794
Secured non-performing assets by collateral type			
Properties	556	505	376
Shares and debentures	43	76	24
Fixed deposits	16	22	13
Others	223	240	235
Total	2,392	2,054	1,442

By period overdue

($m)	31 Dec 2008 NPA	30 Sept 2008 NPA	31 Dec 2007 NPA
Not overdue	857	832	542
<90 days overdue	463	281	255
91-180 days overdue	326	307	94
>180 days overdue	746	634	551
Total	2,392	2,054	1,442

Non performing loans (NPLs) rose 16% from the previous quarter to $1.96 billion or 1.5% of the loan portfolio, with SME and private banking loans accounting for the majority of the increase. Including debt securities and contingent liabilities, the amount of non-performing assets rose 16% to $2.39 billion, 36% of which were still current and were classified for prudent reasons.

Allowance coverage for non-performing assets decreased to 114% from 123% in the previous quarter.

Compared to a year ago, non-performing assets rose from $1.44 billion to $2.39 billion, with approximately one-quarter of the increase due to the acquisition of Bowa Bank in the second quarter.

FUNDING SOURCES

($m)	31 Dec 2008	30 Sept 2008	31 Dec 2007
Customer deposits 1/	169,858	166,448	152,944
Interbank liabilities 2/	9,571	19,616	16,481
Other borrowings and liabilities 2/	57,470	54,036	43,057
Shareholders' funds	19,819	20,141	20,481
Total	256,718	260,241	232,963

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1]

($m)	31 Dec 2008	30 Sept 2008	31 Dec 2007
By currency and product			
Singapore dollar	93,957	89,666	83,951
Fixed deposits	20,645	21,821	27,708
Savings accounts	62,068	57,256	46,622
Current accounts	10,359	9,775	9,258
Others	885	814	363
Hong Kong dollar	23,536	23,503	24,511
Fixed deposits	15,721	16,917	17,302
Savings accounts	5,030	3,970	4,556
Current accounts	2,211	1,856	1,935
Others	574	760	718
US dollar	28,247	29,018	28,291
Fixed deposits	19,365	19,536	20,375
Savings accounts	2,040	1,851	1,849
Current accounts	5,982	4,833	3,976
Others	860	2,798	2,091
Others	24,118	24,261	16,191
Fixed deposits	20,043	20,163	13,152
Savings accounts	1,231	1,233	778
Current accounts	2,178	1,771	1,477
Others	666	1,094	784
Total	169,858	166,448	152,944
Fixed deposits	75,774	78,437	78,537
Savings accounts	70,369	64,310	53,805
Current accounts	20,730	18,235	16,646
Others	2,985	5,466	3,956

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 2% from the third quarter to $169.9 billion, driven by an increase in Singapore-dollar savings deposits. Hong Kong-dollar savings and current deposits also rose during the quarter. The growth reflected depositors' confidence in the Group's financial strength during a period of market uncertainty.

For the year, customer deposits rose 11%, led by Singapore-dollar savings accounts and foreign currency current accounts.

OTHER BORROWINGS & LIABILITIES

($m)	31 Dec 2008	30 Sept 2008	31 Dec 2007
Subordinated term debts[1]	9,085	8,882	8,954
Other debt securities in issue			
Due within 1 year	263	830	960
Due after 1 year	375	1,094	239
Comprising:			
Secured [2]	333	269	369
Unsecured	305	1,655	830
Others	47,747	43,230	32,904
Total	57,470	54,036	43,057

Notes:
1/ All subordinated term debts issued are unsecured and due after 1 year
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 January 2008 to 31 December 2008. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 January 2008 to 31 December 2008		
($m)	As at 31 December 2008	Average	High	Low
Total	32	33	60	21

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 January 2008 to 31 December 2008.


DBSH Group VaR for Trading Book
No. of Days
20
18
16
14
12
10
8
6
4
2
0
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
>40-41
>41-42
>42-43
>43-44
>44-45
>45-46
>46-47
>47-48
>48-49
>49-50
>50-51
>51-52
>52-53
>53-54
>54-55
>55-56
>56-57
>57-58
>58-59
>59-60
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 Jan 2008 to 31 Dec 2008)
No. of days
25
20
15
10
5
0
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	31 Dec 2008	30 Sept 2008	31 Dec 2007 [1]
Tier 1			
Share capital	4,215	4,214	4,164
Disclosed reserves and others	20,180	20,268	18,092
Less: Tier 1 Deductions	(6,022)	(6,011)	(5,897)
Eligible Tier 1	18,373	18,471	16,359
Tier 2			
Loan allowances admitted as Tier 2	656	680	1,210
Subordinated debts	6,571	6,413	7,087
Revaluation surplus from equity securities	27	27	177
Less: Tier 2 Deductions	(106)	(117)	(102)
Total eligible capital	25,521	25,474	24,731
Risk-weighted assets	182,685	190,188	184,601
Capital adequacy ratio (%)			
Tier 1 ratio	10.1	9.7	8.9
Tier 2 ratio	3.9	3.7	4.5
Total (Tier 1 & 2) ratio	14.0	13.4	13.4

Note:
1/ Figures have been reclassified to make them consistent with the current period's presentation

In 2007, the Monetary Authority of Singapore (MAS) approved the Group's application to adopt the Basel II Internal Ratings-Based Approach (IRBA) with effect from 1 January 2008 for computing part of its regulatory capital requirements. The approved wholesale portfolios are on the Foundation IRBA, while the approved retail portfolios are on the Advanced IRBA. The Group's capital adequacy ratio for 31 December 2008 and 30 September 2008 are computed on this basis and in accordance with MAS Notice 637 which took effect on 1 January 2008. The capital adequacy ratios for 31 December 2007 are computed in accordance with the preceding MAS Notice 637 that was first issued on 28 May 2004.

The Group's capital adequacy ratio rose from 13.4% (Tier 1 at 9.7%) in the previous quarter to 14.0% (Tier 1 at 10.1%) due primarily to a decline in market risk-weighted assets as certain trading positions were managed down. The ratio did not include the impact of the recently-announced rights issue, which closed after the balance sheet date. If the rights issue was taken into account, the capital adequacy ratio would have risen to a pro-forma 16.2% with Tier 1 at 12.2%.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	31 Dec 2008	30 Sept 2008	31 Dec 2007
Properties	673	687	650
Financial investments	(246)	62	43
Total	427	749	693

The amount of unrealised valuation surplus decreased from $749 million in the previous quarter to $427 million due mainly to a decrease in market valuations for financial investments.

SUBSEQUENT EVENTS

On 22 December 2008, the Group announced a rights issue to raise net proceeds of approximately $4 billion at an issue price of $5.42 for each rights share, on the basis of one rights share for every two ordinary shares held on 31 December 2008. On 30 January 2009, the Group allotted and issued 760,480,229 rights shares for valid acceptances received, and credited the share capital account with $4 billion. Refer to Page 3 for the impact on Earnings Per Share data.

The Group's deferred tax liabilities have been computed on the corporate tax rate and tax laws prevailing at balance sheet date. On 22 January 2009, the Singapore Minister of Finance announced a reduction in corporate tax rate from 18% to 17% with effect from the year of assessment 2010. The Group's deferred tax expense for the current financial year has not taken into consideration the effect of the reduction in the corporate tax rate, which will be accounted for in the Group's deferred tax expense in the financial year ending 31 December 2009. If the new corporate tax rate of 17% is applied, the impact on the Group's deferred tax liabilities as of 31 December 2008 will not be material.

Audited Consolidated Income Statement

In $ millions	4th Qtr 2008 [1/]	4th Qtr 2007 [1/]	+/(-) %	3rd Qtr 2008 [1/]	Year 2008	Year 2007	+/(-) %
Income							
Interest income	2,016	2,351	(14)	2,025	8,122	9,090	(11)
Interest expense	901	1,292	(30)	954	3,821	4,982	(23)
Net interest income	1,115	1,059	5	1,071	4,301	4,108	5
Net fee and commission income	263	379	(31)	316	1,274	1,462	(13)
Net trading/(loss) income	144	(25)	NM	(281)	(187)	180	NM
Net (loss)/income from financial instruments designated at fair value	(169)	4	NM	268	210	(86)	NM
Net income from financial investments	104	104	-	3	367	450	(18)
Other income	18	12	50	21	88	49	80
Total income	1,475	1,533	(4)	1,398	6,053	6,163	(2)
Expenses							
Employee benefits	391	323	21	188	1,301	1,384	(6)
Depreciation of properties and other fixed assets	36	32	13	42	149	126	18
Other expenses	307	293	5	348	1,205	1,108	9
Allowances for credit and other losses	316	249	27	342	888	617	44
Total expenses	1,050	897	17	920	3,543	3,235	10
Profit	425	636	(33)	478	2,510	2,928	(14)
Share of profits of associates	10	32	(69)	21	75	110	(32)
Profit before tax	435	668	(35)	499	2,585	3,038	(15)
Income tax expense	77	140	(45)	59	446	589	(24)
Net profit	358	528	(32)	440	2,139	2,449	(13)
Attributable to:							
Shareholders	295	491	(40)	379	1,929	2,278	(15)
Minority interests	63	37	70	61	210	171	23
	358	528	(32)	440	2,139	2,449	(13)

Note:
1/ Unaudited

Audited Balance Sheets

	GROUP			COMPANY		
In $ millions	31 Dec 2008	30 Sept 2008 [1]	31 Dec 2007 [2]	31 Dec 2008	30 Sept 2008 [1]	31 Dec 2007
ASSETS						
Cash and balances with central banks	15,790	15,044	18,564			
Singapore Government securities and treasury bills	14,797	15,000	15,433			
Due from banks	20,467	27,331	22,910			
Financial assets at fair value though profit or loss [3]	9,401	11,575	19,543			
Positive replacement values for financial derivatives	32,328	23,007	13,119			
Loans and advances to customers	125,841	126,893	106,344			
Financial investments	22,782	23,996	19,182			
Securities pledged	997	3,218	4,115			
Subsidiaries	-	-	-	6,745	6,767	6,748
Investments in associates	604	620	715			
Goodwill on consolidation	5,847	5,847	5,842			
Properties and other fixed assets	1,311	1,339	1,235			
Investment properties	293	293	299			
Deferred tax assets	171	41	25			
Other assets	6,089	6,037	5,637	154	74	-
TOTAL ASSETS	256,718	260,241	232,963	6,899	6,841	6,748
LIABILITIES						
Due to banks	9,021	19,200	15,464			
Due to non-bank customers	163,359	158,340	144,740			
Financial liabilities at fair value through profit or loss [4]	11,282	15,161	18,242			
Negative replacement values for financial derivatives	31,918	23,535	12,791			
Bills payable	714	762	380			
Current tax liabilities	779	885	882			
Deferred tax liabilities	45	11	172			
Other liabilities	5,874	7,208	6,981	5	18	7
Other debt securities in issue	638	1,924	1,199			
Subordinated term debts	9,085	8,882	8,954			
TOTAL LIABILITIES	232,715	235,908	209,805	5	18	7
NET ASSETS	24,003	24,333	23,158	6,894	6,823	6,741
EQUITY						
Share capital	4,215	4,213	4,164	4,215	4,213	4,164
Treasury shares	(154)	(137)	(102)	-	(62)	(27)
Other reserves	6,322	6,605	7,680	89	82	37
Revenue reserves	9,436	9,460	8,739	2,590	2,590	2,567
SHAREHOLDERS' FUNDS	19,819	20,141	20,481	6,894	6,823	6,741
Minority interests	4,184	4,192	2,677			
TOTAL EQUITY	24,003	24,333	23,158	6,894	6,823	6,741
OFF BALANCE SHEET ITEMS						
Contingent liabilities and commitments	92,656	110,192	106,961			
Financial derivatives	1,704,717	2,005,986	1,816,007			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.48	4.43	4.39
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.34	4.30	4.25

Notes:
1/ Unaudited
2/ Figures have been reclassified to make them consistent with current period's presentation
3/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
4/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Audited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserve	Minority interests	Total equity
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	2,677	23,158
Exercise of share options	45						45
Net exchange translation adjustments				(51)		(7)	(58)
Share of associates' reserves				(40)			(40)
Cost of share-based payments				28			28
Share buyback during the period			(52)				(52)
Reclassification of reserves upon exercise of share options	6			(6)			-
Available-for-sale investments:							
- Net valuation taken to equity				(1,217)			(1,217)
- Transferred to income statement due to impairment				21			21
- Transferred to income statement on sale				(349)			(349)
- Tax on items taken directly to or transferred from equity				256			256
Net profit for the period					1,929	210	2,139
Final dividends paid for previous year					(302)		(302)
Interim dividends paid for current year					(930)		(930)
Dividends paid to minority interests						(197)	(197)
Change in minority interests						1,501	1,501
Balance at 31 December 2008	4,149	66	(154)	6,322	9,436	4,184	24,003
Balance at 1 January 2007	3,976	66	(111)	7,182	7,562	2,371	21,046
Exercise of share options	106						106
Net exchange translation adjustments				(38)		(73)	(111)
Share of associates' reserves				37			37
Cost of share-based payments				34			34
Draw-down of reserves upon vesting of performance shares			36	(36)			-
Share buyback during the year			(27)				(27)
Reclassification of reserves upon exercise of share options	16			(16)			-
Available-for-sale investments:							
- Net valuation taken to equity				940			940
- Transferred to income statement on sale				(392)			(392)
- Tax on items taken directly to or transferred from equity				(61)			(61)
Net profit for the period					2,278	171	2,449
Appropriation from income statement [1/]				30	(30)		-
Final dividends paid for previous year					(310)		(310)
Interim dividends paid for current year					(761)		(761)
Dividends paid to minority interests						(143)	(143)
Change in minority interests						351	351
Balance at 31 December 2007	4,098	66	(102)	7,680	8,739	2,677	23,158

Note:
1/ Includes appropriation from prior year's net profit

Audited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserve	Total equity
Balance at 1 January 2008	4,098	66	(27)	37	2,567	6,741
Exercise of share options	45					45
Cost of share-based payments				58		58
Reclassification of reserves upon exercise of share options	6			(6)		-
Net profit for the period					1,257	1,257
Transfer of treasury shares			27			27
Final dividends paid for previous year					(304)	(304)
Interim dividends paid for current year					(930)	(930)
Balance at 31 December 2008	**4,149**	**66**	**-**	**89**	**2,590**	**6,894**
Balance at 1 January 2007	3,976	66	-	53	2,824	6,919
Exercise of share options	106					106
Cost of share-based payments				#		#
Reclassification of reserves upon exercise of share options	16			(16)		-
Net profit for the period					816	816
Share buyback during the year			(27)			(27)
Final dividends paid for previous year					(310)	(310)
Interim dividends paid for current year					(763)	(763)
Balance at 31 December 2007	4,098	66	(27)	37	2,567	6,741

Note:
\# Amount under $500,000

Audited Consolidated Cash Flow Statement

In $ millions	Year 2008	Year 2007 [1/]
Cash flows from operating activities		
Net profit for the year	2,139	2,449
Adjustments for non-cash items:		
Allowances for credit and other losses	888	617
Depreciation of properties and other fixed assets	149	126
Share of profits of associates	(75)	(110)
Net gain on disposal of properties and other fixed assets	(27)	(6)
Net gain on disposal of financial investments	(367)	(450)
Net loss on sale of associate	52	-
Income tax expense	446	589
Profit before changes in operating assets & liabilities	3,205	3,215
Increase/(Decrease) in:		
Due to banks	(7,855)	7,601
Due to non-bank customers	15,480	22,648
Financial liabilities at fair value through profit or loss	(6,960)	(1,466)
Other liabilities including bills payable	16,762	4,578
Debt securities and borrowings	(530)	(2,647)
(Increase)/Decrease in:		
Change in restricted balances with central banks	(501)	(55)
Singapore Government securities and treasury bills	636	(2,590)
Due from banks	2,600	2,330
Financial assets at fair value through profit or loss	10,147	(3,047)
Loans and advances to customers	(17,980)	(21,323)
Financial investments	(3,349)	3,539
Other assets	(16,603)	(7,031)
Tax paid	(566)	(501)
Net cash (used in)/generated from operating activities (1)	(5,514)	5,251
Cash flows from investing activities		
Dividends from associates	53	61
Purchase of properties and other fixed assets	(178)	(196)
Proceeds from sale of associate	52	-
Proceeds from disposal of properties and other fixed assets	128	74
Acquisition of interest in associates	-	(39)
Net proceeds from acquisition of new business	2,171	-
Net cash generated from /(used in) investing activities (2)	2,226	(100)
Cash flows from financing activities		
Increase in share capital and share premium	45	122
Proceeds from issuance of subordinated term debts	1,500	3,044
Payment upon maturity of subordinated term debts	-	(402)
Purchase of treasury shares	(52)	-
Dividends paid to shareholders of the Company	(1,232)	(1,071)
Dividends paid to minority interests	(197)	(143)
Net cash generated from financing activities (3)	64	1,550
Exchange translation adjustments (4)	(51)	(38)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	(3,275)	6,663
Cash and cash equivalents at 1 January	15,953	9,290
Cash and cash equivalents at 31 December	12,678	15,953

Note:
1/ Figures have been restated to make them consistent with current period's presentation

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the fourth quarter ended 31 December 2008 is as follows:

At 1 January 2008	1,517,786,862
Exercise of share options pursuant to the DBSH Share Option Plan	3,173,596
At 31 December 2008	1,520,960,458
Weighted average number of shares for year 2008	
- ordinary shares	1,519,864,095
- fully diluted	1,591,249,117

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

On 30 January 2009, the Group issued 760,480,229 rights shares for on the basis of one rights share for every two ordinary shares held on 31 December 2008.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	31 Dec 2008	30 Sept 2008	31 Dec 2007
Conversion of non-voting CPS	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374
Exercise of share options	14,373,192	14,461,972	17,776,673

(c) The movement in the number of treasury shares for the year ended 31 December 2008 is as follows:

At 1 January 2008	4,933,401
Share buy-back	3,179,000
At 31 December 2008	8,112,401

ADOPTION OF NEW OR REVISED FRS AND INT FRS

INT FRS 111: FRS 102 – Group and Treasury Share Transactions
INT FRS 111 provides clarification on circumstances when a share-based arrangement should be accounted for as an equity-settled or a cash-settled transaction. It also addresses the accounting for share-based payment transactions involving two or more entities within the Group. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 114: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
INT FRS 114 provides guidance on when refunds or reductions in future economic contributions for employee defined benefits should be regarded as available and how a minimum funding requirement might affect the availability of reductions in future contributions. It also explains how a minimum funding requirement may give rise to a liability. There is no material impact on the Group's financial statements arising from this new INT FRS.

AMENDMENTS TO FRS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT AND FRS 107 FINANCIAL INSTRUMENTS: DISCLOSURES – RECLASSIFICATION OF FINANCIAL ASSETS

Financial Assets Reclassified to AFS

Following the amendments to FRS 39 Financial Instruments: Recognition and Measurement and FRS 107 Financial Instruments: Disclosures - Reclassification of Financial Assets, the Group has reclassified certain HFT assets to the AFS category in the Third Quarter 2008. The effects of these reclassifications on the Third Quarter 2008 financials have been disclosed in the Third Quarter 2008 results announcement. The impact of these reclassifications on Fourth Quarter 2008 financials is disclosed as follows:

($m)	Fair value as at date of reclassification	Fair value and carrying amount as at 31 Dec 2008	Fair value and carrying amount as at 30 Sep 2008
HFT assets reclassified to AFS	2,389	2,149	2,315

If the reclassifications had not been made, the Group's income statement for Fourth Quarter 2008 would have included unrealised fair value losses of $172 million (Third Quarter 2008: $74 million) attributable to the reclassified assets.

As of the reclassification date, the effective interest rates on the reclassified assets effected in Third Quarter 2008 ranged from 2% to 10%, while recoverable cash flows of S$3 billion are expected.

Financial Assets Reclassified to L&R

In Fourth Quarter 2008, the Group also reclassified certain financial assets from the AFS category to the L&R category. At the date of reclassification, the markets for these financial assets are inactive and the Group has the intention and ability to hold them for the foreseeable future or until maturity. The impact of these reclassifications on Fourth Quarter 2008 financials is disclosed as follows:

($m)	Fair value as at date of reclassification	Fair value as at 31 Dec 2008	Carrying amount as at 31 Dec 2008
AFS assets reclassified to L&R	1,789	1,621	1,696

If the reclassifications had not been made, the Group's AFS reserves for Fourth Quarter 2008 would decrease $75 million, attributable to the reclassified assets.

As of the reclassification date, the effective interest rates on the reclassified assets effected in Fourth Quarter 2008 ranged from 2.31% to 10.16%, while recoverable cash flows of S$2.3 billion are expected.

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO	31 Dec 2008		30 Sept 2008		31 Dec 2007	
($m)	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**1,056**	**459**	**1,134**	**448**	**1,211**	**270**
ABS CDO	264	246	263	235	267	240
Non-ABS CDO	792	213	871	213	944	30
CLO	*691*	*193*	*700*	*193*	*771*	*30*
Other CDOs	*101*	*20*	*171*	*20*	*173*	-
Trading Book	**206**	-	**291**	-	**975**	-
Total	1,262	459	1,425	448	2,186	270

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa to B	Caa – Ca	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio							
ABS CDO	-	-	3%	4%	13%	5%	25%
Non-ABS CDO	8%	23%	42%	-	1%	1%	75%
CLO	*8%*	*23%*	*34%*	-	-	*1%*	*66%*
Other CDOs	-	-	*8%*	-	*1%*	-	*9%*
Total	8%	23%	45%	4%	14%	6%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB to B	CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio							
ABS CDO	-	5%	1%	4%	13%	2%	25%
Non-ABS CDO	11%	13%	31%	-	-	20%	75%
CLO	*11%*	*13%*	*31%*	-	-	*10%*	*65%*
Other CDOs	-	-	-	-	-	*10%*	*10%*
Total	11%	18%	32%	4%	13%	22%	100%

The CDO portfolio comprised $264 million asset-backed (ABS) CDOs and $792 million non-ABS CDOs in the investment portfolio, and $206 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 36% of these CDOs were issued in 2004 or earlier, 59% in 2005 and 5% in 2006 or later. These ABS CDOs are at least 90% covered by allowances since fourth quarter 2007.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $213 million or 27% of the portfolio have been made for the non-ABS investment CDOs, of which 97% are rated A or above by Moody's or Standard & Poor's or both.

The CDOs in the trading portfolio, which are designated at fair value, were valued at $206 million compared to $291 million in the previous quarter. As they are designated at fair value, no allowances have been taken for them.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $133 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 87% were in Singapore and 13% were in Hong Kong. By industry, commercial properties accounted for 41% of the portfolio, retail 15%, commercial-cum-retail 35% and industrial 9%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 87% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $493 million, represented less than 0.2% of its total assets. Of the exposure, 4% was in Singapore, 44% in Rest of Greater China, 31% in South and South-East Asia, and the remaining 21% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $0.9 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated AAA to BB by Fitch or S&P, with maturity of up to 6 years)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.4 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, 5-year notes from a Hong Kong bank (bond rating of Aa2 by Moody's and AA- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Ang Kong Hua, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attentioh of the board of directors of the Company which may render the Fourth Quarter ended 31 December 2008 Unaudited Financial Results of the Company and of the Year 2008 Audited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Ang Kong Hua
Director

12 February 2009
Singapore

DBS

Ref No. 05/2009

DBS ACHIEVES EARNINGS OF SGD 2.06 BILLION IN 2008
- WELL-POSITIONED TO WEATHER UNCERTAINTIES AHEAD
WITH STRENGTHENED BALANCE SHEET AND
DISCIPLINED COST MANAGEMENT

* * *

Fourth-quarter earnings of SGD 383 million
underpinned by higher interest margins and deposit inflows

* * *

SINGAPORE, 13 February 2009 - DBS Group Holdings today announced that it earned SGD 2.06 billion in 2008 amid dislocations in financial markets and an economic slowdown. The results were 17% below the previous year. While non-interest income fell and credit costs rose, continued customer loan growth and deposit inflows resulted in net interest income reaching a record.

Measures were taken during the year to strengthen the Group against the growing economic uncertainty. The tier-1 capital base was boosted by a SGD 4 billion equity rights issue and a SGD 1.5 billion preference share issue. Higher general allowances were set aside to buffer the balance sheet against potential asset quality deterioration, and total allowance coverage remained comfortably above 100%. Cost

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809
Tel: 65.6878 8888
www.dbs.com

Co. Reg No 199901152M
0-18-025 (04/2006)

efficiency was enhanced through an organisation streamlining that included the merger of several business as well as support units to improve workflow and productivity.

For the fourth quarter, DBS earned SGD 383 million, 5% below the previous quarter and 31% lower than a year ago. The results were in line with the guidance given in the trading update released on 22 December 2008.

One-time items taken during the year amounted to a net charge of SGD 127 million, of which SGD 88 million was taken in the fourth quarter that included restructuring and impairment costs. Including these items, net profit would be SGD 1.93 billion for 2008 and SGD 295 million for the fourth quarter.

Customer franchise continued to grow in 2008

Full-year net interest income grew 5% to SGD 4.30 billion from customer business volume expansion. Customer loans rose 17% to SGD 126.5 billion as DBS continued to be supportive of customers' financing needs during the year. More than half the growth was from Singapore-dollar loans, which increased 25% and resulted in DBS' market share increasing from 18% at end-2007 to 20% at end-2008.

Customer deposits rose 11% to SGD 169.9 billion, reflecting depositors' confidence in DBS' financial strength. The deposit mix also improved as the proportion of savings and current accounts increased from 46% at end-2007 to 54% at end-2008.

Non-interest income was lower. Net fee income declined 13% to SGD 1.27 billion due to a fall in market activities such as wealth management, stockbroking and investment banking. This was partially offset by higher revenues from loan syndication, trade and remittances and credit card spending. Trading income fell 76% to SGD 23 million as losses from credit activities partially offset gains from foreign exchange and

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

interest rate activities. Gains from the sale of financial investments fell 18% to SGD 367 million from reduced profit-taking opportunities.

Enhanced cost discipline resulted in expenses remaining stable at SGD 2.61 billion, alleviating pressure from slowing revenues on the cost-income ratio, which rose slightly from 42% in 2007 to 43%. Staff costs declined 9% as bonuses were reduced. A 10% increase in non-staff costs was due mainly to a SGD 70 million charge for potential compensation to certain customers who had bought structured investments and a SGD 50 million charge for a technology write-off.

Allowances rose 82% to SGD 784 million. While general allowances increased 16% to SGD 234 million to strengthen the balance sheet, most of the increase was due to higher specific loan allowances for private banking and SME loans. Specific loan allowances rose from SGD 92 million or 9 basis points in 2007 to SGD 419 million or 35 basis points.

The non-performing loan rate rose from 1.1% to 1.5% due to weakening economic conditions. Total non-performing assets, including debt securities and contingent liabilities, rose 66% to SGD 2.4 billion, of which 36% were still current in interest and principal payments and were being classified for prudential reasons. Allowance coverage stood at 114% of non-performing assets and at 176% if collateral was considered, putting DBS in a strong position to weather asset quality risks ahead. CDO investments were adequately provided for with 93% coverage for the ABS portfolio and 27% for the non-ABS portfolio.

Return on equity fell to 10.1% from 12.7% while return on assets declined to 0.84% from 1.15%. The capital adequacy ratio was healthy at 14.0%, with tier-1 at

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

10.1%. If the rights issue which was completed in January 2009 was taken into account, the capital adequacy ratio would have risen to a pro-forma 16.2% with tier-1 at 12.2%.

Fourth-quarter performance in line with trading update

Fourth-quarter net interest income grew 4% from the previous quarter to SGD 1.12 billion. Interest margins rose five basis points from the previous quarter to 2.04% due to better management of asset yields and deposit costs. Customer deposits continued to increase, rising 2% from the previous quarter, while customer loans fell 1% as repayments in foreign currency loans more than offset a 4% increase in Singapore-dollar loans.

Recent non-interest income trends persisted. Net fee income fell 17% from the previous quarter to SGD 263 million as market-related activities weakened further. There was also a softening in other activities such as loan syndication. Trading performance remained weak, recording a net loss of SGD 25 million due to credit activities. However, gains from financial investments improved from the previous quarter to SGD 104 million, which enabled total non-interest income to rise 9% from the previous quarter to SGD 356 million.

Expenses rose 19% from the previous quarter to SGD 689 million due to a write-back of bonus accruals in the third quarter. The expenses also included a SGD 29 million technology write-off charge.

Total allowances fell 16% from the previous quarter to SGD 269 million as declines in general allowances and in specific allowances for securities were partially offset by higher specific loan allowances, which rose to SGD 224 million or 69 basis

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

points from SGD 106 million or 34 basis points. The higher specific loan allowances were due mainly to increased charges for private banking and SME loans.

The amount of risk-weighted assets fell from SGD 190.2 billion in the previous quarter to SGD 182.7 billion as certain trading positions were managed down. The decline in risk-weighted assets boosted the capital adequacy ratio from 13.4% in the previous quarter to 14.0%.

DBS Chairman Koh Boon Hwee said, "DBS is well placed to weather the uncertainties of 2009, having taken early action to fortify our balance sheet and streamline the organisation for greater efficiency last year. As one of the best capitalised banks in Asia, we are determined to strengthen our franchise in the region and stand by our customers during these challenging times."

DBS had indicated during the rights issue that it would pay the same absolute cash dividend for the fourth quarter as it would have done had there not been a rights issue. Accordingly, with the rights shares having been issued on 30 January 2009 and ranking equally for dividends as pre-existing shares, the Board will recommend, for approval at the forthcoming Annual General Meeting, a fourth-quarter dividend of 14 cents per share over the enlarged share base.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

About DBS
DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is a well-capitalised bank with "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 15,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65)6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

END